Exhibit 99.1

Medicure Announces FDA Approval of Acute Care Cardiovascular Drug Sodium Nitroprusside Injection

WINNIPEG, Aug. 13, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, is pleased to announce that the United States Food and Drug Administration ("FDA") has approved its Abbreviated New Drug Application ("ANDA") for Sodium Nitroprusside Injection 50 mg/2 mL (25 mg/mL) single dose vial ("SNP"), a generic intravenous cardiovascular drug product.  SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis.  The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. Refer to Important Safety Information below. Medicure's newly approved product was determined by the FDA to be therapeutically equivalent to Nitropress® (Sodium Nitroprusside Injection). The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

"Medicure is pleased to add SNP to its cardiovascular commercial operation. This generic cardiovascular drug fits well with Medicure's mission of being a significant, value based, cardiovascular pharmaceutical company focused on the U.S. market." commented the Company's President and CEO, Dr. Albert D. Friesen.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

IMPORTANT SAFETY INFORMATION for Sodium Nitroprusside

BOXED WARNING - EXCESSIVE HYPOTENSION; Sodium Nitroprusside can cause precipitous decreases in blood pressure.  In patients not properly monitored, these decreases can lead to irreversible ischemic injuries or death. Use only with continuous blood pressure monitoring.  BOXED WARNING - CYANIDE TOXICITY: Except when used briefly or at low (<2 mcg/kg/min) infusion rates, sodium nitroprusside gives rise to important quantities of cyanide ions, which can reach toxic, potentially lethal levels.  The usual dose rate is 0.5-10 mcg/kg/min, but infusion at the maximum dose rate should never last more than 10 minutes.  If blood pressure has not been adequately controlled after 10 minutes of infusion at the maximum rate, administration should be terminated immediately.

CONTRAINDICATIONS: sodium nitroprusside should not be used

  in the treatment of diseases with compensatory hypertension, where the primary hemodynamic lesion is aortic coarctation or arteriovenous shunting.
  to produce hypotension during surgery in patients with known inadequate cerebral circulation or in moribund patients (A.S.A. Class 5E) coming to emergency surgery.
  in patients with congenital (Leber's) optic atrophy or with tobacco amblyopia.
  for the treatment of acute congestive heart failure associated with reduced peripheral vascular resistance.

PRECAUTIONS

  Can cause increases in intracranial pressure. Use with extreme caution in patients whose intracranial pressure is already elevated.
  Patients with hepatic dysfunction are more susceptible to cyanide toxicity.
  If possible, correct pre-existing anemia and hypovolemia prior to administration when sodium nitroprusside is used for controlled hypotension during anesthesia.  Use extreme caution in patients who are poor surgical risks (A.S.A. Class 4 and 4E).
  The cyanide-level assay is technically difficult and cyanide levels in body fluids other than packed red blood cells are difficult to interpret.  Cyanide toxicity will lead to lactic acidosis and venous hyperoxemia, but these findings may not be present until an hour or more after the cyanide capacity of the body's red-cell mass has been exhausted.
  The hypotensive effect is augmented by that of most other hypotensive drugs including ganglionic blocking agents, negative inotropic agents, and inhaled anesthetics.
  Use during pregnancy only when there is no appropriate alternative for a particular patient as cyanide toxicity may be fatal to the fetus.
  No information about the presence of sodium nitroprusside in human milk, the effects on the breastfed infant, or the effects on milk production.

ADVERSE REACTIONS

  Excessive hypotension, cyanide toxicity, methemoglobinemia, thiocyanate toxicity, bradycardia, electrocardiographic changes, tachycardia, rash, hypothyroidism, ileus, decreased platelet aggregation, flushing, increased intracranial pressure, venous streaking and irritation at the infusion site.

You are encouraged to report negative side effects of prescription drugs to the FDA. Call 1-800-FDA-1088 or Visit www.fda.gov/medwatch.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, the estimated number of products the Company will be selling in the future, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2017.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/13/c1464.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 11:30e 13-AUG-18